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                                                      Filed by Tyson Foods, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                                 under the Securities At of 1934
                                                      Subject Company: IBP, inc.
                                                      Commission File No. 1-6085
                                                                 August 10, 2001

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Media Contact:      Ed Nicholson
                    (501) 290-4591

Investor Contact:   Louis Gottsponer
                    (501) 290-4826


    Tyson Foods, Inc. Announces Final Results of Tender Offer for IBP, inc.

SPRINGDALE, Ark., Aug. 10 -- Tyson Foods, Inc. (NYSE: TSN)
                                                     ---
today announced the final results of the successful completion of its tender offer, made through its wholly-owned subsidiary Lasso Acquisition Corporation, to purchase up to 50.1% of the outstanding shares of IBP, inc. (NYSE: IBP)
                                                                      ---
for $30.00 per share. The cash tender offer, which was oversubscribed, expired at 12:00 midnight, New York City time, on Friday, August 3, 2001.

     105,341,969 shares of IBP common stock, representing approximately 97.4% of the total outstanding shares, had been tendered and not withdrawn by the expiration date. Pursuant to the terms of the offer, Tyson will purchase 53,612,799 of the tendered shares. The final results of proration indicate that Tyson will purchase approximately 50.9% of the IBP shares tendered by each IBP shareholder. The IBP shares which were tendered, but are not purchased, will be returned to the stockholders promptly.

     The depositary for the tender offer, Wilmington Trust Company, will be issuing payment promptly for the IBP shares accepted under the tender offer. After the purchase of the IBP shares, Tyson and Lasso Acquisition Corporation will own approximately 50.1% of the outstanding shares of IBP.

     As previously announced, the tender offer will be followed by the merger of IBP with and into Lasso Acquisition Corporation. As a result of the merger, the IBP business will continue as a wholly owned subsidiary of Tyson. In the merger, each IBP share (other than shares owned by Tyson or any of its subsidiaries or by IBP as treasury stock, all of which will be canceled) will be converted into $30.00 of Tyson Class A common stock if, during the 15 consecutive trading days ending on the fifth trading day preceding the effective time of the merger, the average closing price per share of Tyson Class A common stock is between $12.60 and $15.40. If the average price is above $15.40, each IBP share will be converted into 1.948 Tyson Class A common shares. If the average price is below $12.60, each IBP share will be converted into 2.381 shares of Tyson Class A common stock. The merger is subject to the satisfaction of certain conditions, including the approval of IBP stockholders. After purchasing the IBP shares in the offer, Tyson will have enough IBP shares to approve the merger without any other stockholder's approval. Tyson and IBP expect to file their joint proxy statement/prospectus for the merger with the Securities and Exchange Commission this week.

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About Tyson Foods, Inc.
Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,000 contract growers in 100 communities. Tyson has operations in 18 states and 16 countries and exports to 79 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Tyson's Cobb-Vantress subsidiary is a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Original(R) brand, as well as a leading provider of live swine.

About IBP, inc.
IBP, inc., headquartered in Dakota Dunes, South Dakota, is the world's largest supplier of premium fresh beef and pork products, with more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The company, which generated annual sales exceeding $16.9 billion in 2000, employs 52,000 people.

Forward-Looking Statements
Certain statements contained in this communication are "forward-looking statements," such as statements relating to future events and the proposed Tyson merger with IBP. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed merger; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
MORE DETAILED INFORMATION PERTAINING TO TYSON'S PROPOSED MERGER WITH IBP WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SECURITIES AND EXCHANGE COMMISSION ( "SEC "), IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO

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OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND
IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV ). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY
(501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov ) or by directing a request to Tyson at the address
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provided above.

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended and such Tyson stock would be offered only by means of a prospectus complying with the Act.